UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 (Check One): ___ Form 10-K    ___Form 20-F    ___Form 11-K      X    Form 10-Q    ___Form 10-D  ___Form N-SAR ____Form N-CSR

For Period Ended:  March 31, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    FAR VISTA INTERACTIVE CORP.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  365 Simon Fraser Cres.,

City, State and Zip Code:    Saskatoon, Saskatchewan S7H 3T5

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)     X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-Q for the period ended March 31, 2009  will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Due to the fact that the registrant has had limited cash available, the registrant was unable to fund the audit fees required for its December 31, 2008 on a timely basis.   This delay in funding has caused a situation where the registrant’s independent auditors are currently completing their review of the Form 10-K for the period ended December 31, 2008 and will not be able to complete their review of the Form 10-Q until completion of the review of the Form 10-K.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Richard Buckley                                               306                                                   230-3288
 (Name)                                                      (Area Code)                                                      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [  ]   Yes               [ X ]  No

The registrant is delinquent in filing its Form 10-K for the fiscal year ended December 31, 2008.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [ X ]  Yes            [ ] No

The registrant expects to report losses of operations of $31,204 for the period ended March 31, 2009 as compared to losses of operations of $396,570 for the  period ended March 31, 2008.  This reduction in losses is as a result of the acquisition of Far Vista Holding in 2008 whereby research and development costs were reported based on the operations of Far Vista Holdings consolidated.  The registrant did not expend significant funds on research and development in the three month period ended March 31, 2009 due to working capital constraints.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FAR VISTA INTERACTIVE CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2009	By:	/s/ Richard Buckley
Name: Richard Buckley
Title: President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).